UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               UTi Worldwide Inc.
                               ------------------
                                (Name of Issuer)


                     Ordinary shares, no par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    G87210103
                                 --------------
                                 (CUSIP Number)


                                Stephen D. Cooke
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 22, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 2 of 7 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PTR Holdings Inc.
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      9,269,345(1)
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0(1)
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       12,022,183(2)
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,022,183(2)
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.3% based on 31,396,968 ordinary shares outstanding as of June 30,
                  2005.
----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------


________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and disclosure contained in Item 6 below.

(2) Includes 939,613 ordinary shares beneficially owned directly by PTR Holdings Inc., 1,813,225 ordinary shares beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc., and 9,269,345 shares beneficially owned by United Service Technologies Limited ("Uniserv"), including shares held through two entities for the benefit of Uniserv.



                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 3 of 7 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Union-Transport Holdings Inc.
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      0(1)
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0(1)
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       1,813,225
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,813,225
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.8% based on 31,396,968 ordinary shares outstanding as of June 30, 2005.

----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------


________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and disclosure contained in Item 6 below.



                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 4 of 7 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  United Service Technologies Limited
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      9,269,345
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       9,269,345
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,269,345
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.5% based on 31,396,968 ordinary shares outstanding as of June 30, 2005.
----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

         This Amendment No. 2 (this "Amendment No. 2") amends the original
Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission by each of PTR Holdings Inc. ("PTR"), Union-Transport Holdings Inc. ("UTH") and United Service Technologies Limited ("Uniserv") (each of PTR, UTH and Uniserv a "Reporting Person" and, collectively, the "Reporting Persons") on January 3, 2005, as amended by that certain Amendment No. 1 to
Schedule 13D filed with the Securities and Exchange Commission on April 26, 2005 ("Amendment No. 1").

Item 4.        Purpose of Transaction.
               ----------------------

         Pursuant to a previously disclosed written plan (the "Sales Plan") under Rule 10b5-1 under the Securities Exchange Act of 1934 (a copy of which Sales Plan was attached to Amendment No. 1 to the Original Schedule 13D as
Exhibit 99.1), PTR made the sales of Ordinary Shares disclosed in Item 5(c) below. Sales under the previously reported Sales Plan are expected to continue in accordance with the Sales Plan until the earlier of (a) the date that the remaining shares to be sold under the Sales Plan are sold, and (b) December 31, 2005.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

                  (a) and (b) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 31,396,968 Ordinary Shares outstanding as of June 30, 2005 (the "Outstanding Ordinary Shares"). PTR may be deemed to be the beneficial owner of 12,022,183 Ordinary Shares, which shares represent approximately 38.3% of the Outstanding Ordinary Shares and include 939,613 Ordinary Shares beneficially owned directly by PTR, 1,813,225 Ordinary Shares beneficially owned directly by UTH and 9,269,345 Ordinary Shares beneficially owned by Uniserv, including shares held through two entities for the benefit of Uniserv. PTR is the owner of approximately 56% of the outstanding voting securities of UTH and is currently the sole shareholder of Uniserv. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH and Uniserv, subject to certain of the agreements, contracts and understandings reported in Item 6 of the Original
Schedule 13D. As of July 22, 2005, PTR was the direct beneficial owner of 939,613 Ordinary Shares, which shares represent approximately 3% of the Outstanding Ordinary Shares, and UTH was the direct beneficial owner of 1,813,225 Ordinary Shares, which shares represent approximately 5.8% of the Outstanding Ordinary Shares. Uniserv is the beneficial owner of 9,269,345 Ordinary Shares, which shares represent approximately 29.5% of the Outstanding Ordinary Shares.

                  (c) During the 60 day period prior to the date of this Amendment No. 2, PTR sold 331,663 Ordinary Shares in open market transactions pursuant to the Sales Plan. The sales are set forth in Schedule I to this Amendment No. 2.

Item 6.     Contracts, Arrangements, Understandings or Relationship with Respect
            --------------------------------------------------------------------
            to Securities of the Issuer.
            ---------------------------

         In June 2005, PTR and its shareholders (the "Voting Shareholders") confirmed that the respective voting agreements between the Reporting Person and such shareholders, dated as of May 6, 2003 and previously described in the Original Schedule 13D (the "Voting Agreements"), remain in full force and effect, and that such agreements did not terminate as a result of PTR no longer being the record owner of the Ordinary Shares loaned to Bear Stearns International Limited (the "Loaned Shares") pursuant to that previously described Securities Loan Agreement dated as of December 16, 2004, between PTR and Bear Stearns International Limited. In the event the Loaned Shares are returned to PTR and re-registered in the name of PTR, such shares shall remain subject to the Voting Shareholders' right to direct PTR to vote a portion of the Loaned Shares. In addition, PTR and UTH confirmed that, in the event Ordinary Shares loaned by UTH, pursuant to a previously described separate loan agreement between UTH and Bear Stearns International Limited, dated as of December 16, 2004, are returned to UTH and re-registered in the name of UTH, then PTR (and its shareholders) would have the right to direct UTH to vote a portion of such shares, pursuant to the previously disclosed Voting Agreements.

                                   SIGNATURES
                                   ----------



         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:   July 22, 2005


                                PTR HOLDINGS INC.



                                By:/s/ Ian Whitecourt
                                   -------------------------------
                                Name:  Ian Whitecourt
                                Title: Director


                                UNION-TRANSPORT HOLDINGS INC.



                                By:/s/ Rory Kerr
                                   -------------------------------
                                Name:  Rory Kerr
                                Title: Director


                                UNITED SERVICE TECHNOLOGIES LIMITED


                                By:/s/ Edward Southey
                                   -------------------------------
                                Name:  Edward Southey
                                Title: Director

                                   Schedule I
                                   ----------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 7, 2005                   1,437             69.03
       -------------------------------------------------------------------
            July 7, 2005                     300             69.04
       -------------------------------------------------------------------
            July 7, 2005                     218             69.05
       -------------------------------------------------------------------
            July 7, 2005                     995             69.06
       -------------------------------------------------------------------
            July 7, 2005                     463             69.07
       -------------------------------------------------------------------
            July 7, 2005                   1,400             69.08
       -------------------------------------------------------------------
            July 7, 2005                     387             69.09
       -------------------------------------------------------------------
            July 7, 2005                     300             69.10
       -------------------------------------------------------------------
            July 7, 2005                     100             69.11
       -------------------------------------------------------------------
            July 7, 2005                   5,500             69.14
       -------------------------------------------------------------------
            July 7, 2005                   4,900             69.15
       -------------------------------------------------------------------
            July 7, 2005                     600             69.16
       -------------------------------------------------------------------
            July 7, 2005                   1,000             69.17
       -------------------------------------------------------------------
            July 7, 2005                     700             69.21
       -------------------------------------------------------------------
            July 7, 2005                     100             69.22
       -------------------------------------------------------------------
            July 7, 2005                   2,767             69.24
       -------------------------------------------------------------------
            July 7, 2005                   1,333             69.25
       -------------------------------------------------------------------
            July 7, 2005                     660             69.27
       -------------------------------------------------------------------
            July 7, 2005                     100             69.29
       -------------------------------------------------------------------
            July 7, 2005                   1,000             69.30
       -------------------------------------------------------------------
            July 7, 2005                     100             69.31
       -------------------------------------------------------------------
            July 7, 2005                     100             69.33
       -------------------------------------------------------------------
            July 7, 2005                     500             69.34
       -------------------------------------------------------------------
            July 7, 2005                     569             69.37
       -------------------------------------------------------------------
            July 7, 2005                     300             69.38
       -------------------------------------------------------------------
            July 7, 2005                   2,000             69.40
       -------------------------------------------------------------------
            July 7, 2005                     232             69.41
       -------------------------------------------------------------------
            July 7, 2005                     199             69.42
       -------------------------------------------------------------------
            July 7, 2005                     240             69.44
       -------------------------------------------------------------------
            July 7, 2005                     200             69.50
       -------------------------------------------------------------------
            July 7, 2005                     100             69.52
       -------------------------------------------------------------------
            July 7, 2005                     200             69.53
       -------------------------------------------------------------------
            July 7, 2005                   1,000             69.80
       -------------------------------------------------------------------
            July 8, 2005                   1,000             68.75
       -------------------------------------------------------------------
            July 8, 2005                   1,400             68.98
       -------------------------------------------------------------------
            July 8, 2005                     600             69.10
       -------------------------------------------------------------------
            July 8, 2005                   5,000             69.30
       -------------------------------------------------------------------
            July 8, 2005                   2,900             69.60
       -------------------------------------------------------------------
            July 8, 2005                     100             69.62
       -------------------------------------------------------------------
            July 8, 2005                   4,000             69.70
       -------------------------------------------------------------------
            July 8, 2005                     600             69.80
       -------------------------------------------------------------------
            July 8, 2005                     100             69.83
       -------------------------------------------------------------------
            July 8, 2005                     100             69.84
       -------------------------------------------------------------------
            July 8, 2005                     400             69.89
       -------------------------------------------------------------------
            July 8, 2005                   3,000             70.00
       -------------------------------------------------------------------
            July 8, 2005                     200             70.03
       -------------------------------------------------------------------
            July 8, 2005                     700             70.04
       -------------------------------------------------------------------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 8, 2005                   5,000             70.10
       -------------------------------------------------------------------
            July 8, 2005                     127             70.18
       -------------------------------------------------------------------
            July 8, 2005                   2,873             70.40
       -------------------------------------------------------------------
            July 11, 2005                  3,484             70.18
       -------------------------------------------------------------------
            July 11, 2005                    500             70.19
       -------------------------------------------------------------------
            July 11, 2005                  8,884             70.20
       -------------------------------------------------------------------
            July 11, 2005                    800             70.21
       -------------------------------------------------------------------
            July 11, 2005                  4,202             70.22
       -------------------------------------------------------------------
            July 11, 2005                    410             70.23
       -------------------------------------------------------------------
            July 11, 2005                  2,464             70.24
       -------------------------------------------------------------------
            July 11, 2005                  1,597             70.25
       -------------------------------------------------------------------
            July 11, 2005                    200             70.26
       -------------------------------------------------------------------
            July 11, 2005                  1,700             70.27
       -------------------------------------------------------------------
            July 11, 2005                  1,492             70.28
       -------------------------------------------------------------------
            July 11, 2005                    200             70.29
       -------------------------------------------------------------------
            July 11, 2005                    198             70.30
       -------------------------------------------------------------------
            July 11, 2005                    100             70.31
       -------------------------------------------------------------------
            July 11, 2005                     56             70.34
       -------------------------------------------------------------------
            July 11, 2005                  4,713             70.40
       -------------------------------------------------------------------
            July 12, 2005                    239             69.77
       -------------------------------------------------------------------
            July 12, 2005                  1,668             69.79
       -------------------------------------------------------------------
            July 12, 2005                    261             69.80
       -------------------------------------------------------------------
            July 12, 2005                    400             69.81
       -------------------------------------------------------------------
            July 12, 2005                  8,842             69.82
       -------------------------------------------------------------------
            July 12, 2005                    100             69.83
       -------------------------------------------------------------------
            July 12, 2005                    100             69.84
       -------------------------------------------------------------------
            July 12, 2005                    658             69.85
       -------------------------------------------------------------------
            July 12, 2005                  5,371             69.86
       -------------------------------------------------------------------
            July 12, 2005                  2,300             69.88
       -------------------------------------------------------------------
            July 12, 2005                    261             69.89
       -------------------------------------------------------------------
            July 12, 2005                  1,500             69.90
       -------------------------------------------------------------------
            July 12, 2005                    600             69.91
       -------------------------------------------------------------------
            July 12, 2005                    300             69.92
       -------------------------------------------------------------------
            July 12, 2005                    700             69.93
       -------------------------------------------------------------------
            July 12, 2005                  2,800             69.94
       -------------------------------------------------------------------
            July 12, 2005                    500             69.95
       -------------------------------------------------------------------
            July 12, 2005                    400             69.96
       -------------------------------------------------------------------
            July 12, 2005                    900             70.29
       -------------------------------------------------------------------
            July 12, 2005                  2,000             70.40
       -------------------------------------------------------------------
            July 12, 2005                    100             70.45
       -------------------------------------------------------------------
            July 13, 2005                    500             68.91
       -------------------------------------------------------------------
            July 13, 2005                    200             68.97
       -------------------------------------------------------------------
            July 13, 2005                    300             69.06
       -------------------------------------------------------------------
            July 13, 2005                    300             69.11
       -------------------------------------------------------------------
            July 13, 2005                    100             69.12
       -------------------------------------------------------------------
            July 13, 2005                    400             69.15
       -------------------------------------------------------------------
            July 13, 2005                    200             69.16
       -------------------------------------------------------------------
            July 13, 2005                    600             69.26
       -------------------------------------------------------------------
            July 13, 2005                    700             69.30
       -------------------------------------------------------------------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 13, 2005                    100             69.31
       -------------------------------------------------------------------
            July 13, 2005                    300             69.32
       -------------------------------------------------------------------
            July 13, 2005                    400             69.33
       -------------------------------------------------------------------
            July 13, 2005                 10,400             69.35
       -------------------------------------------------------------------
            July 13, 2005                  1,400             69.36
       -------------------------------------------------------------------
            July 13, 2005                    200             69.37
       -------------------------------------------------------------------
            July 13, 2005                    300             69.38
       -------------------------------------------------------------------
            July 13, 2005                    400             69.40
       -------------------------------------------------------------------
            July 13, 2005                    100             69.43
       -------------------------------------------------------------------
            July 13, 2005                    100             69.44
       -------------------------------------------------------------------
            July 13, 2005                    450             69.45
       -------------------------------------------------------------------
            July 13, 2005                  3,450             69.46
       -------------------------------------------------------------------
            July 13, 2005                    100             69.50
       -------------------------------------------------------------------
            July 13, 2005                    700             69.54
       -------------------------------------------------------------------
            July 13, 2005                    100             69.55
       -------------------------------------------------------------------
            July 13, 2005                    100             69.57
       -------------------------------------------------------------------
            July 13, 2005                    500             69.58
       -------------------------------------------------------------------
            July 13, 2005                    100             69.62
       -------------------------------------------------------------------
            July 13, 2005                    100             69.64
       -------------------------------------------------------------------
            July 13, 2005                    400             69.65
       -------------------------------------------------------------------
            July 14, 2005                  3,000             68.90
       -------------------------------------------------------------------
            July 14, 2005                  2,400             68.91
       -------------------------------------------------------------------
            July 14, 2005                    773             68.92
       -------------------------------------------------------------------
            July 14, 2005                    400             68.93
       -------------------------------------------------------------------
            July 14, 2005                    400             68.97
       -------------------------------------------------------------------
            July 14, 2005                  1,373             68.98
       -------------------------------------------------------------------
            July 14, 2005                    600             68.99
       -------------------------------------------------------------------
            July 14, 2005                  1,827             69.00
       -------------------------------------------------------------------
            July 14, 2005                  1,800             69.01
       -------------------------------------------------------------------
            July 14, 2005                    227             69.03
       -------------------------------------------------------------------
            July 14, 2005                    500             69.05
       -------------------------------------------------------------------
            July 14, 2005                  1,200             69.06
       -------------------------------------------------------------------
            July 14, 2005                    900             69.07
       -------------------------------------------------------------------
            July 14, 2005                    100             69.08
       -------------------------------------------------------------------
            July 14, 2005                    200             69.09
       -------------------------------------------------------------------
            July 14, 2005                    300             69.14
       -------------------------------------------------------------------
            July 14, 2005                  4,715             69.30
       -------------------------------------------------------------------
            July 14, 2005                    500             69.32
       -------------------------------------------------------------------
            July 14, 2005                    500             69.37
       -------------------------------------------------------------------
            July 14, 2005                  1,047             69.40
       -------------------------------------------------------------------
            July 14, 2005                  5,500             69.45
       -------------------------------------------------------------------
            July 14, 2005                  1,000             69.50
       -------------------------------------------------------------------
            July 15, 2005                    650             68.79
       -------------------------------------------------------------------
            July 15, 2005                    569             68.85
       -------------------------------------------------------------------
            July 15, 2005                    850             68.87
       -------------------------------------------------------------------
            July 15, 2005                    600             68.88
       -------------------------------------------------------------------
            July 15, 2005                    400             68.89
       -------------------------------------------------------------------
            July 15, 2005                  1,100             68.90
       -------------------------------------------------------------------
            July 15, 2005                    100             68.92
       -------------------------------------------------------------------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 15, 2005                    731             68.93
       -------------------------------------------------------------------
            July 15, 2005                  3,000             68.95
       -------------------------------------------------------------------
            July 15, 2005                    595             69.00
       -------------------------------------------------------------------
            July 15, 2005                    200             69.01
       -------------------------------------------------------------------
            July 15, 2005                  3,600             69.05
       -------------------------------------------------------------------
            July 15, 2005                    300             69.06
       -------------------------------------------------------------------
            July 15, 2005                    100             69.07
       -------------------------------------------------------------------
            July 15, 2005                  2,376             69.10
       -------------------------------------------------------------------
            July 18, 2005                  2,000             67.80
       -------------------------------------------------------------------
            July 18, 2005                  1,000             67.81
       -------------------------------------------------------------------
            July 18, 2005                  3,740             67.85
       -------------------------------------------------------------------
            July 18, 2005                  1,150             67.86
       -------------------------------------------------------------------
            July 18, 2005                  1,035             67.87
       -------------------------------------------------------------------
            July 18, 2005                     65             67.88
       -------------------------------------------------------------------
            July 18, 2005                 10,677             67.90
       -------------------------------------------------------------------
            July 18, 2005                  1,300             67.91
       -------------------------------------------------------------------
            July 18, 2005                  1,273             67.92
       -------------------------------------------------------------------
            July 18, 2005                    100             67.93
       -------------------------------------------------------------------
            July 18, 2005                    160             67.94
       -------------------------------------------------------------------
            July 18, 2005                    500             67.97
       -------------------------------------------------------------------
            July 18, 2005                    100             68.00
       -------------------------------------------------------------------
            July 18, 2005                    795             68.40
       -------------------------------------------------------------------
            July 18, 2005                  1,205             68.41
       -------------------------------------------------------------------
            July 18, 2005                  1,200             68.50
       -------------------------------------------------------------------
            July 18, 2005                    500             68.51
       -------------------------------------------------------------------
            July 18, 2005                    100             68.52
       -------------------------------------------------------------------
            July 18, 2005                    100             68.54
       -------------------------------------------------------------------
            July 18, 2005                    100             68.56
       -------------------------------------------------------------------
            July 18, 2005                  1,700             68.60
       -------------------------------------------------------------------
            July 18, 2005                    700             68.61
       -------------------------------------------------------------------
            July 18, 2005                  1,000             68.64
       -------------------------------------------------------------------
            July 18, 2005                    100             68.68
       -------------------------------------------------------------------
            July 18, 2005                    563             68.69
       -------------------------------------------------------------------
            July 18, 2005                    100             68.70
       -------------------------------------------------------------------
            July 18, 2005                  1,237             68.73
       -------------------------------------------------------------------
            July 18, 2005                    500             68.74
       -------------------------------------------------------------------
            July 18, 2005                    100             68.77
       -------------------------------------------------------------------
            July 19, 2005                     12             67.71
       -------------------------------------------------------------------
            July 19, 2005                    100             67.74
       -------------------------------------------------------------------
            July 19, 2005                    400             67.76
       -------------------------------------------------------------------
            July 19, 2005                    100             67.78
       -------------------------------------------------------------------
            July 19, 2005                    388             67.79
       -------------------------------------------------------------------
            July 19, 2005                  1,430             67.90
       -------------------------------------------------------------------
            July 19, 2005                    500             67.94
       -------------------------------------------------------------------
            July 19, 2005                  1,851             67.96
       -------------------------------------------------------------------
            July 19, 2005                    400             67.97
       -------------------------------------------------------------------
            July 19, 2005                    400             67.98
       -------------------------------------------------------------------
            July 19, 2005                  2,729             68.00
       -------------------------------------------------------------------
            July 19, 2005                  1,220             68.01
       -------------------------------------------------------------------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 19, 2005                    221             68.02
       -------------------------------------------------------------------
            July 19, 2005                    100             68.03
       -------------------------------------------------------------------
            July 19, 2005                    100             68.04
       -------------------------------------------------------------------
            July 19, 2005                  3,071             68.05
       -------------------------------------------------------------------
            July 19, 2005                    700             68.06
       -------------------------------------------------------------------
            July 19, 2005                    300             68.08
       -------------------------------------------------------------------
            July 19, 2005                    100             68.09
       -------------------------------------------------------------------
            July 19, 2005                  2,129             68.10
       -------------------------------------------------------------------
            July 19, 2005                    700             68.11
       -------------------------------------------------------------------
            July 19, 2005                    100             68.12
       -------------------------------------------------------------------
            July 19, 2005                    700             68.13
       -------------------------------------------------------------------
            July 19, 2005                    100             68.14
       -------------------------------------------------------------------
            July 19, 2005                    379             68.15
       -------------------------------------------------------------------
            July 19, 2005                    700             68.16
       -------------------------------------------------------------------
            July 19, 2005                    400             68.17
       -------------------------------------------------------------------
            July 19, 2005                    700             68.18
       -------------------------------------------------------------------
            July 19, 2005                    300             68.19
       -------------------------------------------------------------------
            July 19, 2005                  2,100             68.20
       -------------------------------------------------------------------
            July 19, 2005                  1,000             68.30
       -------------------------------------------------------------------
            July 20, 2005                 50,000             66.90
       -------------------------------------------------------------------
            July 20, 2005                    300             67.29
       -------------------------------------------------------------------
            July 20, 2005                    634             67.53
       -------------------------------------------------------------------
            July 20, 2005                     66             67.54
       -------------------------------------------------------------------
            July 20, 2005                  1,000             67.60
       -------------------------------------------------------------------
            July 20, 2005                    264             67.61
       -------------------------------------------------------------------
            July 20, 2005                    600             67.70
       -------------------------------------------------------------------
            July 20, 2005                    300             67.75
       -------------------------------------------------------------------
            July 20, 2005                    100             67.76
       -------------------------------------------------------------------
            July 20, 2005                     36             67.79
       -------------------------------------------------------------------
            July 20, 2005                    300             67.80
       -------------------------------------------------------------------
            July 21, 2005                  4,000             69.40
       -------------------------------------------------------------------
            July 21, 2005                  1,000             69.47
       -------------------------------------------------------------------
            July 21, 2005                  1,000             69.49
       -------------------------------------------------------------------
            July 21, 2005                  2,000             69.50
       -------------------------------------------------------------------
            July 22, 2005                  1,000             67.96
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.03
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.25
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.32
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.35
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.41
       -------------------------------------------------------------------
            July 22, 2005                  2,000             68.43
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.45
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.50
       -------------------------------------------------------------------
            July 22, 2005                  3,000             68.50
       -------------------------------------------------------------------
            July 22, 2005                  3,000             68.56
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.57
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.66
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.67
       -------------------------------------------------------------------
            July 22, 2005                  3,000             68.70
       -------------------------------------------------------------------

       -------------------------------------------------------------------
                                      NUMBER                 PRICE
            DATE OF SALE             OF SHARES           PER SHARE ($)
            ------------             ---------           -------------
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.71
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.88
       -------------------------------------------------------------------
            July 22, 2005                  1,000             68.91
       -------------------------------------------------------------------
            July 22, 2005                  2,000             68.99
       -------------------------------------------------------------------